CNH INDUSTRIAL

CASE IH STEYR CASE NEW HOLLAND NEW HOLLAND IVECO IVECO ASTRA IVECO BUS HEULIEZBUS MAGIRUS FPT

Q3 & Sep YTD 2014 Results Review October 30 th , 2014 Exhibit 99.2

Safe Harbor Statement
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
Certain statements contained in this earnings release that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”,
“anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology.
Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction
Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S.
GAAP and in our EU Annual Report at December 31, 2013, prepared in accordance with IFRS. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made.
Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.
The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and
CONSOB

Challenging trading conditions in the agricultural row crop sector, particularly in NAFTA and LATAM regions. Improved performances in commercial vehicles, construction equipment, and powertrain segments as a result of increased demand and cost control actions
Key financial highlights:
Industrial Activities net sales at $7.4bn
Operating margin of Industrial Activities at 7.1%
Net Income before restructuring and other exceptional items of
$214mn (or $0.16 per
share)
Efficiency program update
$56mn charges in Q3, mainly related to AG and CV ($28mn and
$22mn respectively)
3
Q3 2014
The quarter in summary
(*) EPS before restructuring and other exceptional items
Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
FY 2014 Guidance confirmed

4 Financial Highlights

Q3 & Sep YTD 2014 Highlights
Consolidated
Industrial Activities
Net Sales at $7.4bn in Q3 2014 down 6% (Sep YTD 2014 at $23.2bn down 2%)
Operating Profit at $522mn in Q3 2014 down 12.9% with margin at 7.1% (Sep YTD 2014 at $1.6bn down 5.5% with margin at 7.0% )
Net Industrial Debt as of Sep. 30, 2014 at $3.9bn
Net Industrial Cash Flow in Q3 2014 negative $697mn (negative $1.9bn for Sep YTD 2014)
Revenues at $7.7bn in Q3 2014 down 5.2% ($24.2bn in Sep YTD 2014)
Net income at $162mn in Q3
2014;
net income before restructuring and other exceptional items at $214mn (Sep YTD 2014 net income at
$621mn; net income before restructuring and other exceptional items at
$773mn)
EPS at $0.13 in Q3
2014;
EPS before restructuring and other exceptional items at $0.16 (Sep YTD 2014 EPS at $0.46; EPS before restructuring and other exceptional items at
$0.57)
Available Liquidity as of Sep. 30, 2014 at $7.9bn (inclusive of $2.5bn in undrawn committed facilities)
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review

Q3 2014
From operating profit to net income
($mn)
Q3 2014 Q3 2013
Industrial Activities Operating profit 522 599 (77)
Financial Services Operating profit 121 117 4
Elimination & Other (81) (85) 4
Operating Profit 562 631 (69)
Restructuring expenses (56) (3) (53)
Interest expenses of Industrial Activities, net of interest income and eliminations (150) (128) (22)
Other, net (97) (65) (32)
Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates
259 435 (176)
Income taxes (107) (182) 75
Equity in income of unconsolidated subsidiaries and affiliates 10 22 (12)
Net Income 162 275 (113)
Net (Income) / Loss attributable to non-controlling interest 11 (52) (63)
Net Income attributable to CNH Industrial N.V. 173 223 (50)
EPS (basic) 0.13 0.18 (0.05)
EPS (diluted) 0.13 0.18 (0.05)
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review

Q3 & Sep YTD 2014
Efficiency Program – quarterly update
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
Main efficiency actions and restructuring charges in the
quarter:
AG:
$28mn primarily for the closure of a JV in China
CE: $6mn mainly due to the re-positioning of Case and
New Holland brand offerings and the consequent
alignment of their dealer networks
CV:
$22mn mainly due to actions to reduce SG&A
expenses and business support costs as a result of the
transition to CNH Industrial’s regional structure
Q3 2014 Sep YTD 2014
Total charges
$56mn $98mn
Agricultural Equipment $28mn $28mn
Construction Equipment $6mn $34mn
Commercial Vehicles $22mn $36mn

Q3 2014
Net Sales Performance by Industrial Activities
Net Sales at $3.7bn down11.6%
Geographic distribution of net sales:
Net Pricing
Volumes
Product Mix
Net Sales at $841mn up 14.7%
Geographic distribution of net sales:
Volumes  up across all regions
Net Sales at
$2.5bn,
down6.2%
Geographic distribution of net sales:
72% EMEA, 19% LATAM and 9% APAC
Volumes  in EMEA Trucks (Light &
Heavy)
Net Sales at $1.0bn, up1.8%
Sales to external customers
39% of total net sales (33% in Q3 2013)
Volumes
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
Volumes  in LATAM and EMEA for Bus
business (transition to Euro VI)
44% NAFTA, 19% EMEA, 28% LATAM and
9% APAC
46% NAFTA, 27% EMEA, 15% LATAM and
12% APAC.

Q3 2014
Operating Profit Performance by Industrial Activities
Operating Profit at $433mn,
down 25.6% vs. Q3 2013
Operating Profit Margin at 11.8%
down 2.3 p.p. vs. Q3 2013
Operating Profit at $39mn vs.
loss of $31mn in Q3 2013
Operating Profit Margin at 4.6%
vs. (4.2)% in Q3 2013
Operating profit of $20mn up
$5mn or 33.3% vs. Q3 2013
Operating Profit Margin at 0.8%,
up 0.2 p.p. vs. Q3 2013
Operating Profit at $59mn up
$9mn vs. Q3 2013
Operating Profit Margin at
5.8%,
up 0.8 p.p. vs. Q3 2013
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
-25.6%
582
433
(31)
39
15
20
599
522
n.m.
-12.9%
50
59
(17) (29)
33.3%
18%
Agricultural
Equipment
Construction
Equipment
Commercial Vehicles Powertrain Other & Eliminations Industrial Activities

Q3 2014
Cash Flow – Change in Net Industrial Debt
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
CHANGE IN NET DEBT
(243)
NET INDUSTRIAL CASH FLOW
(697)
(3,692)
162
194
(123)
(737)
(246)
53 7
447
(3,935)
($MN)
NET
INCOME
D&A
CHANGE IN
FUNDS &
OTHERS
CHANGE
IN WC
TANGIBLE &
INTANGIBLE
CAPEX
CHANGE IN
INVESTMENT,
SCOPE & OTHER
CAPITAL
INCREASE,
DIVIDENDS &
EQUITY
TRANSACTION
FX TRANSLATION
EFFECTS
SEP 30,
2014
JUN 30,
2014

11 Q3 2014 Industrial Activities - Capex breakdown Delta % y-o-y October 30 th , 2014 Q3 & Sep YTD 2014 Results Review

Q3 2014
Financial Services performance
Retail originations at $2.8bn flat vs. Q3 ’13
Managed portfolio
*
at $28.1bn (of which retail 64% and
wholesale 36%) down $1.0bn vs. June 30, 2014, flat
excluding currency impact
•
Delinquencies on-book over 30 days were 3.9% down
1.2 p.p. vs. Q3 ’13
Q3 ’14 Profitability ratios
•
Gross Margin / Average Assets On-Book = 3.8%
•
RoA
**
= 2.0%
(*) Including JVs
(**) RoA defined as: PBT / average managed assets annualized
Delta % y-o-y
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
Net income of $75mn, up $10mn mainly due to higher average
portfolio value and lower income taxes, partially offset by higher provisions for credit losses
65
75
15.4%
($MN)

Q3 2014
Liquidity & Debt Maturity (September 30
th
, 2014)
COMPANY
AVAILABLE
LIQUIDITY
Available
Liquidity ($bn)
Debt Maturity Schedule ($bn)
1
Represents cash portion of debt maturities as of 06/30/2014
2
Of which $0.8bn ABS related & Restricted Cash
Available liquidity at September 30, 2014 was $7.9bn,
compared to $7.7bn at June 30, 2014
•
$5.4bn of cash ²
•
$2.5bn undrawn under medium-term committed unsecured
credit lines
Proceeds from the €700mn  ($881mn)
bond issued by CNH Industrial Finance
Europe S.A., due September 2021,
with a fixed rate coupon of 2.875%
Cash utilized in operating activities
and by negative currency
translation differences
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
$7.9
$1.0
$4.2
$3.0
$3.0
$2.6
$3.2
As of
09/30/2014
3M 2014 2015 2016 2017 Beyond 2018
Bank Debt
Capital Market
Cash
Other
Undrawn M/T Committed Lines
1

14 Industrial Activities Overview

Q3 2014 – Agricultural Equipment
Operating Profit Variance
Operating profit of $433mn ($582mn in Q3 2013)
Operating margin at 11.8%
Net Pricing, exceeding
impact of new product
cost enhancement
(primarily Tier 4 B),
inflationary recovery and
devaluation
Volumes & Mix in LATAM and
NAFTA (primarily high
horsepower tractors and
combines)
Increased manufacturing costs
as a result of cuts in production
run rates
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review

Q3 2014 – Agricultural Equipment
Industry Volumes & Outlook (% Change y-o-y)
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
WW Industry down in the quarter specifically in combines (down 22%)
Market share was flat for tractors while decreased for combines in all markets except LATAM
NAFTA
< 40 hp
40 hp
EMEA
LATAM
APAC
Worldwide
Q3 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
Q3 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
(5%) to Flat
Flat to 5%
5% to 10%
(5%) to Flat
(5%) to (10%)
(15%) to (20%)
(5%) to Flat
(15%) to (20%)
(20%) to (25%)
(5%) to (10%)
(20%) to (25%)
(10%) to (15%)
(1%)
10%
12%
7%
(7%)
(10%)
(2%)
(22%)
(23%)
(24%)
(16%)
(23%)

Q3 2014 – Agricultural Equipment
Inventory management (units of equipment)
Third quarter overproduction vs. retail at 10%
Production decreased 6% vs. Q3 ’13 and 12% vs. Q2 ’14
Lowest quarterly production volume since Q3 ’11
* Excluding Joint Ventures / Source: CNH Industrial Internal Data
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
Company expects to significantly under-produce retail demand in Q4 ’14

Q3 2014 – Agricultural Equipment
Looking ahead - our main strengths
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
Disciplined approach to balance supply with demand
Single mission plants for selected HHP tractors and harvesting machinery
Reduction of overtime and weekend premiums
Reduction of outsourced components capacity protecting fixed cost plant absorption
Line rate speed adoption to avoid "stop and go"
Maintain strong presence in mature markets (EMEA and NAFTA)
focused on farmer productivity improvement
Increase international expansion to first demand areas (China, India and Brazil) as a result of increased mechanization rate
INDUSTRY DRIVERS
A healthy and well-diversified business model
Cost containment actions
Discretionary spending reduction in SG&A (non-labor at ~50%)
R&D flexibility on non-regulatory projects
Quick actions for cost savings Quick actions for cost savings
* Based on total segment structural manufacturing costs; ** based on total R&D and SG&A segment costs
(K UNITS)

Q3 2014 – Construction Equipment
Operating Profit Variance
Operating profit of $39mn (loss $31mn for Q3 2013)
Operating margin at 4.6% (negative 4.2% for Q3 2013)
Net pricing in NAFTA, LATAM and APAC
Volume & Mix across all regions
Continued containment actions in SG&A and R&D expenses as a
result of the realization of the Company’s brand re-alignment initiatives and the global excavators strategy
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
(31)
15
27
9
10
5
4
39
(4.2)%
4.6%
($MN)

Q3 2014 – Construction Equipment
Industry Volumes & Outlook (% Change y-o-y)
Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions. Further, industry volume data for Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment. The data for current and prior periods is updated to reflect this definition change
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
Industry volumes generally unchanged from Q2 ’14: mature markets recovering and some weakness remaining in developing markets
Market share was flat overall for light equipment and increased for heavy equipment across all regions (especially NAFTA and LATAM)
NAFTA
EMEA
LATAM
APAC
Worldwide
Q3 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
Q3 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
3%
10%
8%
(21%)
(2%)
Flat to 5%
5% to 10%
5% to 10%
(20%) to (25%)
(5%) to Flat
(13%)
15%
7%
(11%)
(27%)
(5%) to (10%)
10% to 15%
5% to 10%
(10%) to (15%)
(15%) to (20%)

Q3 2014 – Construction Equipment
Inventory management (units of equipment)
Third quarter overproduction vs. retail at 9%
* Excluding Joint Ventures
Source: CNH Industrial Internal Data
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review

Q3 2014 – Commercial Vehicles
Operating Profit Variance
KEY
HIGHLIGHTS
Operating profit of $20mn ($15mn in Q3 2013)
Operating margin at 0.8% up 0.2 p.p. vs. Q3 ’14
LATAM negative total impact of approx. $35mn
LATAM Industry / Deliveries
Savings in R&D and SG&A
expenses as a result of
continued cost
containment actions
LATAM negative fixed-cost
absorption in manufacturing
plants partially offset by
SG&A savings
Positive Pricing in EMEA & APAC
mostly related to new products
(New Daily and Euro VI Buses)
exceeding impact of new product
enhancement cost
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
15
16
10
22
1
20
0.6%
0.8%
(30)
(14)
0.8%
$(MN)

Q3 2014 – Commercial Vehicles
Industry Volumes & Outlook (% Change y-o-y)
EMEA *
LATAM *
APAC *
4.3%
(22.5)%
(7.6)%
Flat
(15%) to (20%)
(5%) to (10%)
Market share in EMEA at 10.2% down 0.5 p.p. vs. last year
LATAM at 9.8% down 1.4 p.p.; APAC at 1.8% down 0.2 p.p.
Q3 ’14 Industry
change vs. prior year
FY ’14E Industry
change vs. prior year
*
Reflects aggregate for key markets where Group competes
EMEA:
Europe (27 countries reflecting key market where the segment competes);
LATAM:
Brazil, Argentina
and Venezuela;
APAC:
Russia, Turkey, South East Asia, Australia, New Zealand
China (Iveco present with JVs) Q3 ‘14 market share at 3.1% down 1.3 p.p.; Q3 ’14 Industry down 14.5% vs. last year
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review

Q3 2014 – Commercial Vehicles
Units Sold & Orders
EMEA *
LATAM *
APAC *
8%
(45)%
(14)%
(18)%
(57)%
(7)%
Deliveries
change vs. prior year
Orders
change vs. prior year
Q3 ’14 Book to Bill at 0.95 vs. 1.20 last year, primarily due to last year pre-buy impact in Europe and medium and heavy segment in LATAM
KEY
HIGHLIGHTS
Total deliveries at 29k vehicles, down 8.2% vs. Q3 ’13
•
Trucks volumes by segment:
•
Light up 2.6% to 15.4k units. In Europe light up 14% in line with market
•
Medium down 29.6% to 3.7k and Heavy down 10.3% to 7k units, driven by weak trading conditions in LATAM and declining trend in market demand for Medium in Europe
Total orders at 28k units, down 27% vs. Q3 ’13
•
EMEA at 20.8k units, down 18%.
•
Truck orders flat Y-o-Y if excluding Euro VI pre-buy impact in 2013 on medium and heavy
•
LATAM at 4.3k units, down 57% mainly attributable to medium and heavy segments
•
APAC at 2.4k units, down 7% slightly down in all segments mainly due to political instability in some areas
*
Reflects aggregate for key markets where Group competes: EMEA: 28 member countries of the European Union, EFTA, Ukraine, Balkans, African continent, and Middle East (excluding
Turkey);
LATAM:
Brazil,
Argentina and Venezuela;
APAC:
Russia, Turkey, South East Asia, Australia, New Zealand
World Wide
(8)%
(27)%
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review

Q3 2014 – Commercial Vehicles
Inventory management (units of equipment)
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
Third quarter overproduction vs. retail at 2%
LATAM underproduction vs. retail at ~20%
Company Inventory Dealer Inventory
CVs Retail Sales*
CVs Production*
2%

Q3 2014 – Powertrain
Units Sold (% change y-o-y)
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
GEARBOXES
AXLES
+3%
+8%
+9%
Units Sold
change vs. prior year
Third party volumes up across business segment
Units sold by business line
•
Engines up 3% to 133k units (CV 25%, AG 25%, CE 5% and
45% to external customers); third party sales at 59k units
up 20% vs. last year
•
Gearboxes up 8% to 14k units
•
Axles up 9% to 38k units
KEY
HIGHLIGHTS
ENGINES

Q3 2014
Main Product Launches across Segments & Awards
International launch held at beginning of June
2014
•
11k units sold since launch
•
Orders at  ~20k since launch
•
Magnum Rowtrac tractor
•
Launched at Farm Progress Show
•
New 2015 lineup of Farmall tractors
•
Hay and forage tools unveiled
•
AFS connect 2.0 w/ advanced telematics technology
•
New Tier 4B Genesis ® T8  SmartTrax™
•
Optimized floatation and traction  with
minimized soil disturbance
•
Purpose-developed high clearance, high-torque
front and rear axles
New telematics FleetForce iPad app worldwide
Dozer D140B localized in Contagem factory (Brazil)
Received certificate of ISGE Benchmarking in Latin
America for year 2014
•
Driveline plant of Turin has been awarded the
Silver Level certification in the WCM program
•
Powertrain signed a contract with the new customer
Xiamen King Long United Automotive Industry Co., Ltd
(King Long), for the supply of Euro VI compliant Cursor
9 engines for a new 12-metres coach
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
•
M Series dozers named as one of the 2014 Contractors’
Top 50 New Products in North America
•
Launched in Europe new F Series range of compact wheel
loaders, four models
•
New telematics SiteWatch iPad app worldwide

CNH Industrial N.V.
Growing Responsibly and Sustainably
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
DJSI World –
Machinery and Electrical Equipment
Eligible companies: 98
Admitted companies: 11
CNH Industrial
Industry Leader for 4
th
consecutive year
CNH Industrial has been selected for inclusion on The A List:
The CDP Climate Performance Leadership Index 2014
The company’s inclusion within the A-band ranking is the result of its being identified as demonstrating a superior approach to climate change mitigation. This was determined through an evaluation process whose judgment criteria included: Governance, Strategy, Targets and
Initiatives, Communication, Risks & Opportunities and Performance.

29 FY 2014E US GAAP Guidance

FY 2014E US GAAP Guidance
Despite challenging trading condition in the agricultural row crop sector particularly in NAFTA and the general depressed markets in LATAM in Agricultural Equipment and Commercial Vehicles, CNH Industrial is confirming its
2014 U.S. GAAP guidance, as follows:
• Net sales of Industrial Activities at approximately $32bn
• Operating profit of Industrial Activities between $2.1bn and $2.2bn, with margin between 6.5% and 6.9%
• Net industrial debt between $2.2bn and $2.1bn at the end of the year
• Consolidated net income before restructuring between $0.9bn and $1.0bn, with earnings per share before restructuring between $0.69 and $0.74
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review

31 FY 2015E US GAAP Outlook

FY 2015E
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
Agricultural
Equipment
Commercial
Vehicles
Construction
Equipment
COMBINES
HEAVY
LIGHT
INDUSTRY
(>3.5T)
FY 2015E
0-40 HP Flat
40-140 HP Flat
140+ HP (10)% to (15)%
NAFTA Flat
EMEA (5)% to Flat
LATAM (5)% to (10)%
APAC Flat to 5%
Worldwide Flat
FY 2015E
NAFTA (10)% to (15)%
EMEA (5)% to (10)%
LATAM (10)% to (15)%
APAC (5)% to (10)%
Worldwide (10)% to (15)%
FY 2015E
NAFTA 5% to 10%
EMEA Flat to 5%
LATAM Flat
APAC Flat to 5%
Worldwide Flat to 5%
FY 2015E
NAFTA 5% to 10%
EMEA Flat
LATAM (10)% to (12)%
APAC Flat
Worldwide Flat
FY 2015E
EMEA Flat
LATAM Flat
APAC Flat
TRACTORS
Industry Outlook - units

FY 2015E US GAAP Outlook
Full Year 2014 operating profit to be held in 2015. Improved profitability in Commercial Vehicles and Construction
Equipment, coupled with productivity actions and structural cost improvement measures from the Company’s Efficiency
Program are expected to offset projected challenging conditions in the row crop sector of the agricultural business
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review
Agricultural Equipment
Construction Equipment
Commercial Vehicles
Powertrain
Trading conditions expected
to remain challenging through
2015 (largely in harvesting
and high horsepower row
crop sectors in NAFTA and
LATAM regions)
Actions already begun in 2014
to align cost structure and
inventory positions to protect
segmental margins
EMEA region flat in unit
volume overall, and for
trading conditions to remain
challenging, but no worse in
LATAM through 2015
Actions taken in cost
structure, improved
manufacturing productivity
and reduced Euro VI related
launch costs
Increased third party sales and
manufacturing productivity
improvements will offset
headwind in AG
Headwind of reduced volume
demand in Agricultural
Equipment
Profitability improvement trajectory to continue in 2015 on the back of improved trading conditions in NAFTA and EMEA, and
full year realization of the Company Efficiency Program
Reduced input costs will
continue to benefit livestock
and dairy sectors of the
agricultural industry

34 Appendix

Q3 2014
US GAAP Industrial Activities Net Sales - Growth Composition
(*) Including Other Activities, Unallocated Items & Adjustment & Eliminations
NET
SALES
($MN)
Q1 Q2 Q3
Impact on
P&L
Q3 ‘14vs. Q3 ‘13
$ / €
1.370 1.371 1.325
BRL / $ 2.366 2.231 2.275
$ / GBP 1.655 1.683 1.669
$ / AUD
0.897 0.933 0.925
October 30
th
, 2014 Q3 & Sep YTD 2014 Results Review

Industry drivers
Source: IHS Global Insight; Commodity spot as per CME Group
MONTHLY
COMMODITY
PRICE
(US$
PER METRIC
TON)
Sep-13 Sep-14
% change
vs. Sep 13
SOYBEANS $503 $369 -26.6%
CORN $207 $163 -21.3%
WHEAT $308 $244 -20.8%
MONTHLY
COMMODITY
PRICE
(US$
PER METRIC
TON)
2011 2012 2013 F Y-o-Y (12/13) 2014 F 2015 F 2016 F
Net Farm Income - USD billion
IHS Global Insight 118.0 113.8 131.3 15.4% 111.6        97.3         94.4
USDA 118.0 113.8 131.3 15.4% 113.2
Gross Domestic Product Growth - YoY % Change
World 3.0% 2.5% 2.6% 2.8% 3.4% 3.7%
North America 1.8% 2.4% 2.1% 2.1% 2.9% 3.4%
Europe 2.0% -0.1% 0.3% 1.5% 1.9% 2.0%
Commonwealth of Ind. States 4.6% 3.4% 2.0% 0.0% 1.7% 2.4%
Asia (less Japan) 6.8% 5.8% 5.9% 5.9% 6.0% 6.1%
Latin America 4.2% 2.2% 3.0% 1.0% 1.9% 3.4%
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Q3 2014
Results highlights (IFRS $ & US GAAP $) – delta with previous year
REVENUES Trading Profit Operating Profit MARGIN
(IFRS) (US GAAP) (IFRS) (US GAAP) (IFRS) (US GAAP)
Agricultural Equipment 3,659 (479) 3,659 (479) 398 (147) 433 (149) 10.9% 11.8%
Construction Equipment 841 108 841 108 29 69 39 70 3.4% 4.6%
Commercial Vehicles 2,565 (158) 2,522 (166) 2 (23) 20 5 0.1% 0.8%
Powertrain 1,027 17 1,025 18 52 5 59 9 5.1% 5.8%
Other Activities, Unallocated Items, Elim. & Other (644) 50 (644) 50 (28) (10) (29) (12)
Industrial Activities 7,448 (462) 7,403 (469) 453 (106) 522 (77) 6.1% 7.1%
Financial Services 504 42 455 39 117 2 121 4 23.2% 26.6%
Eliminations (135) 1 (119) 3 - - (81) 4
Group 7,817 (419) 7,739 (427) 570 (104) 562 (69) 7.3% 7.3%
NET PROFIT / (LOSS) EPS (Basic)
(IFRS) (US GAAP) (IFRS) (US GAAP)
Attributable to CNH Industrial N.V. 245 (28) 173 (50) 0.18 (0.04) 0.13 (0.05)
Attributable to non-controlling interest (11) (67) (11) (63)
Group 234 (95) 162 (113)
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($MN)
($MN)

Sep YTD 2014
Results highlights (IFRS $ & US GAAP $) – delta with previous year
REVENUES Trading Profit Operating Profit MARGIN
(IFRS) (US GAAP) (IFRS) (US GAAP) (IFRS) (US GAAP)
Agricultural Equipment 11,801 (820) 11,801 (820) 1,451 (167) 1,529 (167) 12.3% 13.0%
Construction Equipment 2,546 120 2,546 120 64 120 70 114 2.5% 2.7%
Commercial Vehicles 7,675 (171) 7,534 (193) (111) (121) (71) (47) -1.4% -0.9%
Powertrain 3,484 394 3,476 395 147 32 157 39 4.2% 4.5%
Other Activities, Unallocated Items, Elim. & Other (2,177) 13 (2,177) 13 (63) (22) (73) (33)
Industrial Activities 23,329 (464) 23,180 (485) 1,488 (158) 1,612 (94) 6.4% 7.0%
Financial Services 1,541 114 1,363 116 393 (1) 407 8 25.5% 29.9%
Eliminations (401) 3 (353) 13 - - (255) (13)
Group 24,469 (347) 24,190 (356) 1,881 (159) 1,764 (99) 7.7% 7.3%
NET PROFIT EPS (Basic)
(IFRS) (US GAAP) (IFRS) (US GAAP)
Attributable to CNH Industrial N.V. 789 (22) 627 10 0.58 (0.08) 0.46 (0.04)
Attributable to non-controlling interest (6) (179) (6) (163)
Group 783 (201) 621 (153)
October 30
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($MN)
($MN)

Sep YTD 2014
From operating profit to net income (US GAAP)
Sep YTD 2014 Sep YTD 2013
Industrial Activities Operating profit 1,612 1,706 (94)
Financial Services Operating profit 407 399 8
Elimination & Other (255) (242) (13)
Operating Profit 1,764 1,863 (99)
Restructuring expenses (98) (32) (66)
Interest expenses of Industrial Activities, net of interest income and eliminations (449) (382) (67)
Other, net (254) (222) (32)
Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates
963 1,227 (264)
Income taxes (408) (541) 133
Equity in income of unconsolidated subsidiaries and affiliates 66 88 (22)
Net Income 621 774 (153)
Net (Income) / Loss attributable to non-controlling interest 6 (157) (163)
Net Income attributable to CNH Industrial N.V. 627 617 10
EPS (basic) 0.46 0.50 (0.04)
EPS (diluted) 0.46 0.50 (0.04)
October 30
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($mn)

Q3 & Sep YTD 2014
Net Income / (Loss) to Net Income and basic EPS before Restructuring and Exceptional Items (US GAAP)
Third Quarter September YTD
2014 2013 2014 2013
Net Income 162 275 621 774
Restructuring expenses, net of  tax 52 2 88 31
Other exceptional items, net of tax - - 64 25
Net Income before restructuring and other exceptional items 214 277 773 830
Net Income before restructuring and other exceptional items
attributable to CNH Industrial N.V.
214 225 768 673
Weighted average shares outstanding 1,354 1,224 1,354 1,223
Basic EPS before restructuring and exceptional items 0.16 0.18 0.57 0.55
October 30
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($MN)

Q3 & Sep YTD 2014
Operating Profit US GAAP to Trading Profit IFRS - Reconciliation
The following reconciles Industrial Operating Profit (US GAAP) to Industrial Trading Profit under IFRS:
Third Quarter September YTD
2014
% of
Net Sales
2013
% of
Net Sales
2014
% of
Net Sales
2013
% of
Net Sales
US GAAP - Industrial Operating Profit 522 7.1% 599 7.6% 1,612 7.0% 1,706 7.2%
Development costs, net
39 75 181 240
Reclassification of Interest compensation (85) (90) (265) (256)
Other Adjustments & Reclassifications, net
(23) (25) (40) (44)
Total Adjustments & Reclassifications (69) (40) (124) (60)
IFRS - Industrial Trading Profit 453 6.1% 559 7.1% 1,488 6.4% 1,646 6.9%
October 30
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, 2014 Q3 & Sep YTD 2014 Results Review
($MN)

Q3 & Sep YTD 2014
Net Income / (Loss) US GAAP to Profit / (Loss) under IFRS - Reconciliation
The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS:
Third Quarter September YTD
2014 EPS 2013 EPS 2014 EPS 2013 EPS
Net Income attributable to CNH Industrial N.V. 173 0.13 223 0.18 627 0.46 617 0.50
Plus: Net Income / (Loss) attributable to non-controlling interest (11) 52 (6) 157
Net Income in accordance with US GAAP 162 275 621 774
Development costs, net 39 75 181 240
Others, net 18 1 14 35
Taxes 15 (22) (33) (65)
Total adjustment 72 54 162 210
Profit/(loss) in accordance with IFRS 234 329 783 984
Less: Profit/(Loss) attributable to non-controlling interest (11) 56 (6) 173
Profit/(Loss) attributable to CNH Industrial N.V. 245 0.18 273 0.22 789 0.58 811 0.66
October 30
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($MN)

Q3 2014
Total Equity – US GAAP to IFRS Reconciliation
Sep. 30,  2014 June 30,  2014
Total Equity in accordance with US GAAP 5,266 5,144
(a) Development costs, net 2,855 2,995
(b) Goodwill and other intangible assets (124) (125)
(c) Defined benefit plans (63) (55)
(d) Restructuring provision (21) (28)
(e) Other adjustments (25) (44)
(f) Tax impact on adjustments (840) (805)
(g) Deferred tax assets and tax contingencies recognition 854 823
Total adjustment 2,636 2,761
Total Equity in accordance with IFRS 7,902 7,905
October 30
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($MN)

Q3 & Sep YTD 2014
Cash Flow – Change in Net Industrial Debt (US GAAP)
(US$/mn) Q3 2014
Sep YTD
2014
Net  Debt of Industrial Activities at the beginning of period (3,692) (2,214)
Net income 162 621
Amortization and depreciation (*) 194 552
Change  in provision   and similar, and item related to assets sold under buy-back commitments and asset under operating lease
(123) (36)
Change in working capital (737) (2,481)
Investments  in property, plant and equipment and intangible assets (*) (246) (588)
Other changes 53 77
Net Industrial cash flow (697) (1,855)
Capital increases, dividends 7 (366)
Currency translation differences 447 500
Change in Net debt of Industrial Activities (243) (1,721)
Net Debt of Industrial Activities at the end of period (3,935) (3,935)
(*) Excluding Vehicle Buyback and operating lease
October 30
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, 2014 Q3 & Sep YTD 2014 Results Review

Sep YTD 2014
Industrial Activities Cash Provided (used) by Working Capital
Balance as of
December 31,
2013
Effect of
Currency
Translation and
non-cash
Transactions
Balance as of
September 30,
2014
Cash Provided
(Used) by
Working Capital
Trade receivables and financing receivables related to sales, net 1,395 (58) 1,227 110
Inventories, net 7,314 (529) 8,384 (1,599)
Trade payables 7,162 (374) 6,037 (751)
Other assets (liabilities), net (777) (218) (754) (241)
Working Capital 770 (431) 2,820
Industrial Activities cash provided (used) by WC (2,481)
October 30
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, 2014 Q3 & Sep YTD 2014 Results Review
($MN)

Q3 2014
Gross Debt - Breakdown
Industrial Financial Services
Industrial Financial Services
11.3 5.8
Cash Portion of Debt Maturities
11.3 5.7
4.9 2.1
Bank Debt
4.5 2.0
6.2 3.7
Capital Market
6.7 3.6
0.2 0.1
Other Debt
0.2 0.1
0.0 14.3
Securitization and Sale of Receivables (on book)
0.0 13.8
0.0 11.6
ABS / Securitization
0.0 10.7
0.0 0.4
Warehouse Facilities
0.0 1.2
0.0 2.2
Sale of Receivables
0.0 1.8
0.0 0.0
Adjust. for Hedge Accounting on Fin. Payables
0.0 0.0
(3.8) 3.8
Intersegment Net Financial Payables /
(Receivables)
(3.6) 3.6
7.4 23.9
Gross Debt
7.7 23.1
(3.7) (1.7)
Cash & Mkt Securities
(3.8) (1.7)
(0.0) (0.0)
Derivatives Fair Value
(0.0) (0.0)
3.7 22.2
Net Debt
3.9 21.4
October 30
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, 2014 Q3 & Sep YTD 2014 Results Review
JUNE
30, 2014
SEPTEMBER
30, 2014

Q3 2014
Debt Maturity Schedule - Breakdown
Outstanding
September 30, 2014
Next 3 M 2015 2016 2017 2018 Beyond
6.5 Bank Debt 0.8 1.8 2.1 1.0 0.4 0.4
10.3 Capital Market 0.1 2.4 0.9 2.0 2.2 2.7
0.3 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1
17.1 Cash Portion of Debt Maturities 1.0 4.2 3.0 3.0 2.6 3.2
(5.4) Cash & Marketable Securities
(0.8) of which ABS related
(2.5) Undrawn committed credit lines
(7.9) Total Available Liquidity
Note: Numbers may not add due to rounding
October 30
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($BN)

Geographic Information
Consistent with the organization structure, certain financial and market information in this presentation has been presented separately by geographic area. CNH Industrial defines its geographic areas as
NAFTA: United States, Canada and Mexico
LATAM: Central and South America, and the Caribbean Islands
APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine)
EMEA: 28 member countries of the European Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey)
Market Share / Market Position Data
Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.
In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in
Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association,
as well as on other shipment data collected by an independent service bureau.
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported.
For Commercial Vehicles regions are defined for both market share and TIV as: Europe (27 countries reflecting key market where the segment competes); LATAM
(Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand)
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period
October 30
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, 2014 Q3 & Sep YTD 2014 Results Review

Non-GAAP Financial Measures
CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its results and enhance the reader’sability to assess CNH Industrial’s financial performanceand financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarlytitled measures of other companies andare not intended to be substitutes for measures of financial performance and financial positionas prepared in accordance with US GAAPand/or IFRS.
CNH Industrial non-GAAP financial measures are defined as follows:
Operating Profit under US GAAP
Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of
Financial Services is definedas revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.
Trading Profit under IFRS
Trading Profit derived from financial information prepared in accordance with IFRS, is the internal financial measure management uses to assess the performance of operating segments.
Trading Profit is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items,interest expense of Industrial Activities, income taxes, equity in income
(loss) of unconsolidated subsidiaries andaffiliates, non-controlling interests.
Net income (loss) before restructuring and exceptional items
Net income (loss) before restructuring and exceptional items is Net income (loss), less restructuring charges and exceptional items, aftertax
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
CNH Industrial provides the reconciliation of NetDebt to Total Debt, which is the most directly comparable measure included inthe consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for
Financial Services), management separately evaluates the cash flow performance of Industrial Activities using NetDebt of Industrial Activities.
Working Capital
Working capital is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net
Constant Currency Basis
CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.
October 30
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, 2014 Q3 & Sep YTD 2014 Results Review

Accounting standards, reporting currency and segment realignment
Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with U.S. GAAP, CNH Industrial reports quarterly and annual financial results both under
U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use U.S. dollar as the reporting currency. In addition, as disclosed in the Form 20-F, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural
Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). The following tables and comments on the financial results of the Company and by segments are prepared in accordance with U.S. GAAP. Financial results under IFRS are shown in a subsequent section of this presentation. Prior period results under IFRS, prepared in euro, have been consistently recast into U.S. dollars.  A summary outlining the Company’s transition to U.S. GAAP and U.S. dollar as the reporting currency is available on the Company’s website,
www.cnhindustrial.com
October 30
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, 2014 Q3 & Sep YTD 2014 Results Review

Investor Relations Team
Federico Donati – Head of Investor Relations                +39 (011) 00 - 62756
Noah Weiss – Investor Relations North America   +1 (630) 887 - 3745
e-mail: investor.relations@cnhind.com
website: www.cnhindustrial.com
51
Contacts
October 30
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, 2014 Q3 & Sep YTD 2014 Results Review